Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


                              Aetna US Healthcare
                                Conference Call
                                 July 20, 2000

Operator: Ladies and gentlemen thank you for standing by and welcome to the Aetna Inc. analyst teleconference. At this time all participants are in a listen only mode. Later we will conduct a question and answer session with instructions being given at that time. If you should require assistance please depress star followed by zero on your touch-tone phone. I would now like to turn the conference over to Ms. Robyn Walsh, vice president of investor relations.

Robyn Walsh: Good morning, thank you for joining us on such short notice. Aetna announced this morning that we have entered into a definitive agreement with ING group to sell our financial services and international business. Joining me this morning are Aetna Chairman and CEO Bill Donaldson, Aetna Vice Chairman and CFO Alan Weber, Aetna Financial Services president, Tom McInerney. After statements by Bill Donaldson and Alan Webber, Tom McInerney will then join us for Q&A.

On Tuesday we announced that due to a rise in the medical cost trend for the second quarter, Aetna's second quarter earnings range would be lower than expected. We will be prepared to discuss the health business in detail on our second quarter earnings conference call on August 4th. Accordingly we ask that you limit your questions during the Q&A to today's announcement.

During the call we will make forward-looking statements. Some factors that may materially impact these statements and could cause actual future results to differ materially from currently expected results are described in greater detail in our SEC filings, particularly the Aetna 1999 form 10K and 1999 annual report, our first quarter 2000 form 10K and the form 8K we filed on July 18th and of course the one we will file today.

Bill Donaldson: Good morning while we previously stated our intentions of separate global services business into an independent publicly traded company, we had also said that we would review and consider legitimate opportunities presented to us. I am pleased to say that we entered into a definitive agreement with ING Group. We believe the terms of the deal, which Alan will review with you in a moment, are attractive for Aetna shareholders.

For each share Aetna shareholders will receive a cash component and one share in the new health company. Importantly the structure is expected to result in minimal tax to Aetna, maximizing the amount of cash shareholders receive. With this transaction we believe we have taken an important step toward achieving our stated goal of delivering value to shareholders while also taking into account the concerns of customers, employees and other constituents.

Under ING Group's ownership the financial services and international businesses will be part of a strong global company with a significant commitment to continued future growth. Our customers will benefit from ING group's financial strength, access to substantial resources, broad product array and international expertise. Further Aetna's shareholders will also retain ownership of the new health company, which we believe represents a turn around opportunity as we take steps to improve not only the financial performance but also the redefinition of the company's business model. It presents a significant opportunity to create additional shareholder value that we intend to achieve for our shareholders. I would now like to turn this over to Alan Weber who will review the details of the transaction with you.

Alan Weber: Thank you Bill, I am pleased to review these details with you today, as I believe the transaction with ING is an attractive deal for shareholders. Aetna will sell its financial services and international businesses to ING for approximately $5 billion in cash, which will go directly to shareholders. ING Group will assume Aetna's long-term debt of approximately
2.7 billion. The total value of the transaction is approximately $7.7 billion dollars.

ING Group will acquire Aetna's financial services business and its international business. Some subsidiaries may be sold separately but this will not impact the proceeds our shareholders will receive from the overall transaction. Aetna Global Benefits will be moved from the international business to the health company as part of the transaction. Aetna will spin off a new health business to shareholders, which will include Aetna US Healthcare, Group Insurance and Large Case Pensions pension as well as Aetna Global Benefits. Simultaneously the parent company and its remaining subsidiaries, which will house the financial services and international businesses, will merge with the newly formed subsidiary of ING.

In exchange for each Aetna share Aetna shareholders will receive one share of the new health company and approximately $35 per share in cash. There will be minimal taxes for the corporation and favorable tax treatment for the shareholders. Depending on their cost basis and holding period the share holders will be subject to capital gains taxes on the cash distribution plus the value of the health company shares received in the transaction. Addressing the debt situation for the new health company, our intention is that the health company will have an investment grade rating at closing. We expect the new company will carry an amount of debt commensurate with investment grade ratings. We believe the new health company will be positioned to have the financial flexibility necessary to achieve its goal. Naturally the transaction is subject to regulatory and shareholder approval and other closing conditions. Aetna's goal is to effect the sale and spin off transaction by the end of 2000. This is a recap of the transaction and I will be happy to answer your questions at the end of the call.

Bill Donaldson: Thanks Alan, following the close of the transaction with ING Aetna will remain the nations largest healthcare benefits company with 19.5 million health members, 14.8 million dental members and 11.5 million group insurance members. The health company has considerable competitive strength, broad geographic reach, strong market positions, a large membership base, comprehensive product offerings, extensive provider networks, information technology expertise and dedicated employees who are recognized experts in their field. We believe our health business has strong potential to deliver significant value to our shareholders long-term. With the previously announced higher than anticipated rise in medical costs for the second quarter we have an even stronger sense of urgency to make the changes necessary to get our health business on the right track.

We have recently undertaken a comprehensive review of the company's health business model and strategies. As a result we are implementing a number of initiatives developed by our strategic teams to improve the performance of our health business. These steps are focused on both the immediate needs to improve financial performance and the imperative to transform our business model to offer more flexibility and choice. Our strategic initiatives which were listed in the press release on Monday include restructuring our product portfolio including the introduction of new products, improving relations with doctors and hospitals, leveraging Aetna's vast healthcare information technology assets, realigning management and employee incentives, restructuring sales and broker compensation to encourage account retention and new business development and strengthening management starting with the selection of a new CEO with leadership abilities.

Our goals are to work diligently to improve financial performance to restore our relationships with physicians, hospitals and members and to keep pace with the marketplace developments, which increasingly call for a consumer centric model. We believe that these efforts will enable us to better leverage our considerable competitive strength and usher in a new era of growth for our health business, which should result in greater shareholder vales.

Robyn Walsh: Thank you Bill, that completes the prepared portion of the call. We will now open the call to questions regarding today's announcement. We ask that you please limit your time to one question and one follow up.

Operator: Ladies and gentlemen if you wish to ask a question please depress the one on your touch-tone phone. You will hear a tone indicating that you have been placed in queue. You may remove yourself from queue at any time be depressing the pound key. The first question comes from the line Weston Hicks with JP Morgan. Please go ahead.

Weston Hicks: I was wondering if you could answer the question as to the accounting treatment on the goodwill for the new company. Is there a market write down at the time of the restructuring?

Alan Weber: There is no change. The preponderance of good will will move along with the health company into the new health company and there is no good will transaction that we will take at this time.

Weston Hicks: The follow up question is; can you give us an idea of the earnings base of the global benefits businesses?

Alan Weber: The Aetna Global Benefits Businesses is a business that has an earnings base under $10 million.

Operator: The next question is from Leon Cooperman's line with Omega Advisors. Please go ahead.

Leon Cooperman: Good morning and congratulations. I appreciate the fact that the management remained flexible and was willing to consider other alternatives than that alternative you originally set out with. Having said that I would like to stick on the philosophical side. We turned down $70 a share a number of months ago, saying it was inadequate. I guess back in 1998 we bought back 12 million shares and paid 80 and bought a fair amount of stock in the mid 50's subsequent to that. I would be curious; I realize you don't want to get involved in earnings guidance until August 4th, for the ongoing company. I am curious as you work with your investment bankers and your internal financial staff, how do you see this transaction coupled with what you believe is normal valuation of the health care businesses? How do you compare this to having accepted a $70 offer a number of months ago?

Alan Weber: Let me just say a couple of things. First of all we never had a $70 offer. What we had was a proposal to explore the possible acquisition of the entire company with a package that the proposers indicated was worth $70 a share. I think it is pretty clear that there wasn't $70 a share there particularly clear given that had the transaction been done with WellPoint let's say particularly given the unfortunate decline in our second quarter earnings. There never was a $70 offer. I think that what we feel is that the price that ING has offered us for the financial services business is an exceptionally good offer. We can get into the details of that if you want. We also feel that we have considerable opportunity now with the focus that we will have on the health business to make the changes that need to be made there. We think in the long haul that both of these moves are in the interest of shareholders.

Leon Cooperman: A follow up question; the timetable for a new CEO of the health care business?

Alan Weber: We have a search underway as you know. We have interviewed a number of people. We have boiled the list down to a manageable list and we are pursuing on that. We hope to be able to announce that just as soon as we zero in on the right person.

Operator: The next question is from John Levin's line from John Levin and company.

John Levin: I do also congratulate you and Dan Theriault,( Dan Theriault an analyst with John Levin) certainly, I am just not sure where Dan is. I congratulate you both on the structure and the approach you took here which I think was innovative and in shareholders interest. I have two relatively quick questions. One is following up on the question in the good will. Does it logically provide the opportunity to look at that issue in the near future and secondly could you since you discussed healthcare, one of the main issues, are there issues around of important uncertainty why you won't discuss it until August 4? The fact that you won't discuss it to me might engender more uncertainty whereas you assume you would discuss it when and if you announced the financial transaction.

Alan Weber: You know we always look at our goodwill and the value of our various assets. We determined at this point in time that we are just not going to make any changes in that regard. With respect to the health company and what is going on, as we stated previously we have been looking at recent trends in the business and we felt it was important to make that announcement publicly when we sought something. We will have a full statement on August 4th of exactly what we know at that time and given that it is a couple of weeks beyond this date we will have even better information than we could give today.

Operator: The next question is from Ed Kroll's line with SG Cowen. Please go ahead.

Ed Kroll: I am wondering about the new co and your plans for the dividend?

Alan Weber: As far as the dividend goes the board has not addressed that question yet. We will be paying dividends commensurate with what other companies do in the health care industry.

Ed Kroll: Most of your peer companies in the health care space do not pay a dividend.

Alan Weber: Well, as I said we haven't really fully addressed that issue yet. Certainly there are some that don't, but United does pay a minimal dividend.

Ed Kroll: A quick follow up, the global benefits business, can you just remind us what sort of services and products that business entails?

Alan Weber: Yes, that business provides healthcare services for ex-patriots of different countries around the world and facilitates people from other countries coming into the United States to get health care benefits.

Operator: The next question is from Arun Kamar with Chase Securities. Please go ahead.

Arun Kamar: Congratulations on the deal, the question I have is one, what about the Brazilian health operations? Has that gone as part of this transaction to ING? The second one, can you give any guidance on what the book equity of the ongoing new Aetna would look like?

Alan Weber: As far as Brazil goes, yes, the Brazil assets were sold to ING and will go in this transaction. As far as the equity goes, we will be capitalizing this company commensurate with what we believe to be investment grade rating at the time. So we will determine a debt structure at that point. We will be able to give you more specific information then.

Arun Kamar: Given that most of the debt that you have is going with ING, have you any intention to pay down any of the remaining debt that will remain on the new Aetna's books?

Alan Weber: Yes, well the long-term debt is going with ING. We obviously have short-term debt. Our total debt is about 4.2 billion. The long term debt is 2.7 of that. As I have said we will be capitalizing the company with the intention in mind of getting an investment grade rating.

Operator: The next question is from Paul Goulekas' line with Conning. Please go ahead.

Paul Goulekas: When might you be able to buy stock and can you characterize whether or not you would even if you could you would between now and the end of the year?

Alan Weber: We think investors are going to be very pleased with this transaction because they are getting essentially $35 per share in cash directly from ING pursuant to this sale. We do not have any intention at this point to be buying back stock given that we are remitting at this time $35 to each shareholder.

Operator: The next question is from Ken Abramowitz' line with Sanford Bernstein. Please go ahead.

Ken Abramowitz: I was wondering relative to the cost savings that you previously announced of $100-150 million dollars I imagine some of that had to do with financial services, which won't be around. I was curious, do you have a revised number for cost saving and can you give any update as to how that is coming along.

Alan Weber: I am not giving any revised numbers. We will be able to talk more about that on August 4. You are correct, there is a portion of the savings that did apply to financial services. Of course those were very solid plans and they will be continuing to do that throughout the rest of the year, as we don't plan on closing this transaction until the fourth quarter.

Ken Abramowitz: Is there anything specific that you can highlight that you have already done?

Alan Weber: We said we would save between $100-150 million and we are on track with that plan. It is moving along very steadily as the months go by.

Ken Abramowitz: I meant is there one or two anecdotes you can highlight of something you have already done that would incorporate some of that savings?

Tom McInerney: Just to give you an example in the financial services business we have moved forward on making some investments in our operating platform. That has brought increased automation efficiency, which has allowed us to allow mostly attrition to manage our staffing levels. We realized on plan and on target with what we told you, the expense savings that we expected in the financial services business.

Operator: The next question is from Roberta Goodman's line with Merrill Lynch. Please go ahead.

Roberta Goodman: Could you talk a little bit about the non-interest corporate overhead expenses and how much we should expect to be assumed by ING and how much we would expect to remain with the health new co?

Alan Weber: There are really approximately 4000 people in corporate because that includes all of our backbone computer services as well as all of the support services that the company has. I would expect that there is a portion of that overhead that we typically apply to the financial service business of about 15% and some of that would get transferred along with some of the employees, perhaps as many as 200 to ING from the corporate sector. Then we will be going through in the next six-months a very intensive review of our corporate expenses, obviously with an eye towards reducing them in a meaningful way, prior to the launch of the new health company in the first quarter.

Operator: The next question is from Joe France's line with First Boston. Please go ahead.

Joe France: Alan in your introductory remarks if I understood them correctly you said that some of the subsidiaries that will end up in the Aetna could be sold separately. Is that correct?

Alan Weber: Yes.

Joe France: Did you identify them and I just missed it?

Alan Weber: No, some of the subsidiaries in the old Aetna, not the new Aetna. What I meant to say was that ING has purchased all of Aetna International and between now and year end there may be some sales that we make of some of those subsidiaries that are smaller and those proceeds will be left in the international vehicle.

Joe France: Going back to the goodwill question, not to beat a dead horse, I am curious. You said that you continue to review the issue of goodwill and I realize it doesn't change cash earnings and all of that. What are the key factors that determine whether or not you will write down goodwill or won't given the disappointments like this week and others that have been in the past?

Alan Weber: Just to repeat, the majority of the goodwill will remain with the health company. There will not be any write-offs of goodwill associated with the transaction. We routinely test for the recoverability of goodwill for our financial statement presentation. We will be continuing to do this going forward.

Operator: The next question is from Bill Popper's line with P. Schoenfeld Asset Management. Bill your line is open. We can move on. We have a question from Jay Leopold's line with Legg Mason Funds.

Jay Leopold: There is an awful lot of cash and short-term investments on your balance sheet. How much of it will be staying and how much of it will be going?

Alan Weber: Just to be clear, with regard to this transaction, the $5 billion proceeds, all of it will be going directly back to shareholders. With respect to our other cash, we have a number of mechanical things that have to happen in order to conclude this transaction. The long-term debt goes to ING. We will undoubtedly have to get some financing. We will repay our commercial paper and then reissue debt. We will keep some short-term cash in place for flexibility during this transitional period. But there is no intention at this point in time to buy back stock if that is what you are...

Jay Leopold: In other words when calculating enterprise value you incorporate that amount of debt you have and the amount of cash you have. I am trying to do a pro forma going forward, and you have considerable amounts of cash on your balance sheet. I was wondering whether ING gets any of that cash as part of the transaction since they are taking 2.7 of the debt.

Alan Weber: I am sorry Jay, ING does pick up the balance sheet of AFS and International so whatever cash is included in the balance sheet, they get that.

Jay Leopold : That is what I am asking, how much cash? You have a consolidated balance sheet you have provided.

Alan Weber: Yes, I don't have that figure in front of me Jay. I would have to get back to you on it.

Jay Leopold: OK, regarding the book value of the health company this transaction does not affect that one way or another?

Alan Weber: No.

Operator: The next question is from Arthur Powell's line with Prudential. Please go ahead.

Robyn Walsh:  Good morning Arthur?  We should move on then.

Operator: We have a question from Dave McGowan's line with Solomon Smith Barney. Please go ahead.

Dave McGowan: I wanted to follow up on a question a little bit earlier. I think you may have clarified a little bit. With respect to the short-term debt, it sounds like it is staying with the new Aetna. Do you plan to refinance the commercial paper prior to the spin off or spin off the new Aetna with the commercial paper? If that is the plan do you need to get consent from the holders of that debt?

Alan Weber: We plan to refinance the debt prior to the spin off. As I said we will be refinancing the new company commensurate with investment grade rating.

Dave McGowan: So the financing will be done under the current corporate structure but presumable with the idea that it is going to be going with the new Aetna.

Alan Weber: Yes that is correct. We are likely to be getting some bridge financing in order to repay the short-term debt simultaneous with the transaction and then we will obviously be issuing new debt.

Operator: The next question is from Richard Pzena's line with Pzena Investment Management. Please go ahead.

Richard Pzena: I wanted to follow up on the question about the net cash that is on the balance sheet because there are two issues. One is roughly a billion dollars of net cash and two; there is about a billion dollars in the excess of investments over reserves. Which you must have some idea how much of it is on the books of the Life business verses the health business. It is $2 billion we are talking about. My question is. On the remaining health business, by how much does the investment account exceed the reserve account?

Alan Weber: I am sorry, Richard, I can't answer that at this point. I just don't have the information in front of me. I would be happy to get back to you. I don't have it in front of me.

Richard Pzena: OK, I will follow up later.

Operator: The next question is from Luca Ippolito's line with Chesapeake Partners. Please go ahead.

Luca Ippolito: Just a moment please.

Operator: Luca's line is open.

Luca Ippolito: This is Luca Ippolito with Chesapeake Partners. If there is tax leakage or minimal tax leakage does that come out of the $35 dollars that we receive from ING or does it effectively come out of Aetna's balance sheet, Aetna Healthcare's balance sheet?

Alan Weber: As we said we do expect minimal corporate taxes from this transaction. Individual shareholders would look at the total of the $35 that they have plus the market value of the new Aetna stock. They would subtract from that the cost of their original Aetna stock and they would be taxed on that as a capital gain based upon their holding period.

Operator: The next question is from John Rex's line with Bear Stearns and Company. Please go ahead.

John Rex: Just a quick question here, what is your time frame here for repackaging your reporting? How you report the segments and such, to reflect the new structure here? Is that Q3? When do you expect to start seeing it reported that way?

Alan Weber: Right now we are not really planning on changing anything until '01. Many of these things are already broken out. The health company Large Case Pensions, Aetna International and Aetna Financial Services, you have got them all there and we break them out in the segment pieces. The only piece that would not be visible frankly is the Aetna Global Benefits, which was part of Aetna International. As I already said that is less than $10 million in earnings.

John Rex: And you won't be doing anything different with corporate until '01 then?

Alan Weber: No, we will not be doing anything different with corporate until '01.

Operator: We have a question from Leon Cooperman's line with Omega Advisors. Please go ahead.

Leon Cooperman: Just trying to get at an earning power question. If you look at your competition, this is really on the company going forward, lets say it is WellPoint Cigna and UNH, on average they earn 5% after tax operating income and we are earning less than 2. Alternatively if you look at Enterprise Value, the revenues, they average 52% and we are approximately 18%. Given the programs you are working on internally and given a reasonable time frame which we'll define as anywhere from 24-36 months. Is there something inherently wrong with Aetna's book of business that you can't move towards an industry average over this period, which would give substantial operating leverage? Is there something that one would conclude inappropriately to look at your competition as a benchmark, your peer group? Is this in the cards? Are you optimistic that you can get here?

Bill Donaldson: We really would like to defer the answer to that question until we talk to you on the fourth. The quick and dirty answer is that there is nothing wrong with our book of business. There is nothing that would inhibit us from approaching industry standards and that is our goal. As you can see we have already started to do that by our movement on our Medicare HMO's and you will be seeing some other moves by us. We will give you that in detail when we talk to you in a couple weeks time.

Operator: If there are additional questions please depress the one on your touch-tone phone.

Robyn Walsh: Thank you for participating in the call today. ING Group will also host an analyst call today at noon Eastern Time. As a reminder we will be releasing second quarter earnings on Friday August 4th and we will hold a conference call at 9:00 AM. Thank you again and have a good day.

Operator: Ladies and gentlemen that concludes our conference for today. Thank you for your participation and you may now disconnect.

          ***********************************************************

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.